Exhibit 99.1
Ituran Signs New OEM Agreement
with Renault in Latin America

AZOUR, Israel – November 24, 2025 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics, today announced that it has signed an initial three year service agreement with a new major European OEM, Renault. The contract covers multiple countries in the Latin American region and there is strong potential for expansion to additional markets globally as well as extended service periods.

Eyal Sheratzky, co-CEO of Ituran commented, "We are thrilled to announce this new agreement with Renault, bringing Ituran’s service and tracking solutions to their Latin American customers. We are excited with the long-term potential of this agreement which allows us to more broadly sell our service offerings, strengthening our presence in Latin America. It also brings us new customers of another leading global OEM, potentially accelerating our long-term net subscriber growth."

André Mói, Purchasing Director at Renault, added, “Renault is committed to offering high-quality and innovative services to its customers. The agreement with Ituran is aligned with our strategy of working with leading suppliers in the market to ensure the best solutions for our customers.”

About Ituran
Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040